AM
3/18/2002

02019361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC3 JN

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 06 2002

SEC FILE NUMBER
8- 46992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GATEWAY FINANCIAL AGENCY CORP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

HC 79, BOX 640
(No. and Street)

OXFORD (City) AR (State) 72565 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN L. NECULAE 870 258 3066
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HIGGINBOTHAM & CO. PA, CPA'S
(Name — *if individual, state last, first, middle name*)

P.O. BOX 1466 (Address) LABELLE (City) FL (State) 33935 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/26/02
SS

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ILIE NECULAE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GATEWAY FINANCIAL AGENCY, CORP., as of DEC. 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

Carol P Myers
My Commission CC843189
Expires June 3, 2003

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GATEWAY FINANCIAL AGENCY CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Higginbotham and Company

Certified Public Accountants

To The Board of Directors
Gateway Financial Agency Corporation
Oxford, Arkansas

Independent Auditor's Report

We have audited the accompanying balance sheet of Gateway Financial Agency Corporation as of December 31, 2001 and the related Statement of Income and Retained Earnings and Statement of Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Gateway Financial Agency Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Higginbotham & Company, PA, CPA's

Higginbotham & Company, PA,
Certified Public Accountants

February 20, 2002

150 S. Main St., Suite 1 • P.O. Box 1466 • LaBelle, Florida 33975 • (863) 675-3903 • FAX (863) 675-7767

GATEWAY FINANCIAL AGENCY CORPORATION
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Current Assets		
Cash		$ 24,018
Commissions Receivable		119
Prepaid Expenses		3,736
Total Current Assets		27,873
Other Assets		
Organization Costs	$ 204	
Accumulated Amortization	(204)	
Total Other Assets		- 0 -
Total Assets		$ 27,873

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Commissions Payable		$ 113
License Fees Payable		130
Total Current Liabilities		243
Stockholders' Equity		
Common Stock, 1500 Shares Authorized, 200 Shares, No Par Value	$ 7,282	
Additional paid-in capital	2,809	
Retained Earnings	17,539	
Total Stockholders' Equity		27,630
Total Liabilities and Stockholders' Equity		$ 27,873

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue	
Commissions From Securities Sales	$ 165,530
License, Processing Fees	3,677
Total Income	169,207
Commissions Paid to Agents	143,967
Gross Profit	25,240
Operating Expenses	
General and Administrative	25,221
Income From Operations	19
Other Income	
Interest Income	112
Net Income	131
Retained Earnings	
Balance, January 1, 2001	17,408
Balance, December 31, 2001	$ 17,539

Read Independent Auditor's Report and Notes to Financial Statements

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2000	$ 7,282	$ 2,809	$ 17,408	$ 27,499
2001 Net Income	-	-	131	131
Balance, December 31, 2001	$ 7,282	$ 2,809	$ 17,539	$ 27,630

Read Independent Auditor's Report and Notes to Financial Statements

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CASH FLOWS – INDIRECT METHOD
FOR THE YEAR ENDED DECEMBER 31, 2001

Operations:		
Net Income		$ 131
Adjustments:		
Decrease in Miscellaneous Receivable	$ 148	
Decrease in Commissions Receivable	9,190	
Decrease in Prepaid Expense	568	
Decrease in Commissions Payable	(8,731)	
Decrease in License Fees Pay	(312)	
Total Adjustments		863
Cash Generated by Operations		994
Cash at January 1, 2001		23,024
Cash at December 31, 2001		$ 24,018

Read Independent Auditor's Report and Notes to Financial Statements

GATEWAY FINANCIAL AGENCY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Gateway Financial Agency Corporation ("The Company") operates a Broker/Dealer Securities Agency. Commissions are earned by selling securities to clients.

Income Taxes

The Company has elected to be taxed as an "S" Corporation whereby the individual stockholders are taxed on their share of the Company's taxable income. Therefore, no provisions of income taxes or credits are included on these financial statements.

Organizational Costs

Organizational costs are amortized over a sixty (60) month period.

Note 2 – Net Capital Requirement

Under NASD requirement 15c3-1, The Company has maintained seven thousand three hundred eighty-two-dollars ($7,382) in a separate account at Big Lake National Bank in fulfillment of the net capital requirement. As of December 31, 2001 the net capital of the Company is twenty three thousand eight hundred ninety-four dollars ($23,894) which is eighteen thousand eight hundred ninety-four dollars ($18,894) in excess of it's required net capital of five thousand dollars ($5,000).

The net capital of the Company is calculated as follows:

Assets	
Cash in Bank	$ 24,018
Commission Receivable	119
Prepaid Expense	3,736
Total Assets	27,873
Less: Total Liabilities	(243)
Total Net Worth	27,630
Less: Deduction for Non-Liquid Assets	(3,736)
Total Net Capital	23,894
Net Capital Requirement	(5,000)
Capital In Excess of Net Capital Requirement	$ 18,894
Liabilities	
Total Aggregate Indebtedness	$ 243
Percentage of Aggregate Indebtedness to Net Capital	1%

GATEWAY FINANCIAL AGENCY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001
(Continued)

Note 3 – Additional Requirements

The Company submitted a Net Capital calculation, computation of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital, with the 2001 Focus Report. There is no material difference between the audited computation and the un-audited computation that was filed on Part II A of that report.

The Company operates under an exemption (k)(1) of Sec Rule 15c3-3 resource requirements.

Note 4 – Related Party Transactions

The Company's owners provide office space to the corporation at no charge.

Included in The Company are the following amounts that have been paid to related parties.

Commission to agents paid to owner	$ 92,007
Salary included in general and Administration expense paid to owner	15,800

Note 5 – Subordinated Liabilities

The Company has no liabilities subordinated to general creditors during the current or prior years.

Higginbotham and Company

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To Board of Directors
Gateway Financial Agency Corporation

In planning and performing our audit of the financial statements of Gateway Financial Agency Corporation, for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Gateway Financial Agency Corporation that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the regulations for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objections. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

150 S. Main St., Suite 1 • P.O. Box 1466 • LaBelle, Florida 33975 • (863) 675-3903 • FAX (863) 675-7767

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objections in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc., state and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Higginbotham & Co, PA CPA's

HIGGINBOTHAM & COMPANY, PA, CPA'S

February 20, 2002